Exhibit 3.13

CERTIFICATE OF DESIGNATION

OF

3.5% SERIES A-1 PREFERRED LIMITED PARTNERSHIP UNITS

OF

MACK-CALI REALTY, L.P.

Series A-1 Preferred Units

A series of 9,213 3.5% Series A-1 Preferred limited partnership units, of Mack-Cali Realty, L.P. (the “Partnership”) shall be created and be designated “Series A-1 Preferred Units” having the following rights and preferences:

DESIGNATION OF SERIES A-1 PREFERRED UNITS.  The rights, preferences, powers, privileges and restrictions, qualifications and limitations granted to or imposed upon the Series A-1 Preferred Units (referred to hereinafter sometimes as the “Designations”) shall be as set forth below. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Second Amended and Restated Limited Partnership Agreement of the Partnership, dated December 11, 1997, as amended (as amended, the “Partnership Agreement”).  The Partnership Agreement is on file at the principal place of business of the Partnership and copies will be made available on request and without cost to any unit holder of the Partnership so requesting.

1.             Stated Value.  The Stated Value of the Series A-1 Preferred Units shall be $1,000 per unit (the “Stated Value”).

2.             Distributions.

(a)           Subject to Section 2(b) below, commencing from the date of initial issuance of Series A-1 Preferred Units (the “Date of Issuance”), distributions (the “Distributions”) on each Series A-1 Preferred Unit shall be payable in arrears quarterly, in an amount equal to 3.5% of the Stated Value (calculated on a per annum basis); provided, that, the Distributions shall be increased, penny for penny, on each quarterly payment date to the extent that the quarterly cash distribution on each Common Unit (as defined below) multiplied by the Conversion Rate (as defined below) exceeds 3.5% of the Stated Value (calculated on a per annum basis).  The Distribution to be made on Series A-1 Preferred Units on the Distribution Payment Date (as defined below) immediately following the Date of Issuance shall be made on a pro rata basis based upon the number of days during that calendar quarter preceding that initial Distribution Payment Date that the Series A-1 Preferred Units were held by any holder.  The Distributions shall be declared and payable whenever distributions on the Common Units are declared, shall have the same record date and shall be paid but no less frequently than approximately once every three months (a “Distribution Payment Date”).  No distributions on the Series A-1 Preferred Units shall be declared by the Partnership or paid or set apart for payment by the Partnership (provided however that in such events distributions shall accrue) if the terms and provisions of any agreement of the Partnership, other than the Partnership Agreement, but including any agreement relating to its indebtedness, prohibits such declaration, payment or setting apart for payment or provides that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder (any such agreement, a “Prohibitive Agreement”), or if such declaration, payment or setting apart for payment shall be restricted or prohibited by law.  The Partnership represents, warrants, acknowledges and agrees that, as of the date hereof, with the exception of (i) that certain Term Loan Agreement dated as of January 7, 2016, among the Partnership, as borrower, Bank of America, N.A., individually and as the administrative agent, JPMorgan Chase Bank, N.A., Wells Fargo Bank, N.A. and Capital One, National Association, as syndication agents, U.S. Bank National Association, as documentation agent, and the other lending institutions party thereto, as amended by that certain Amendment No. 1 to Term Loan Agreement, dated as of January 25, 2017, and (ii) that certain Amended and Restated Revolving Credit and Term Loan Agreement dated as of January 25, 2017, among the Partnership, as borrower, JPMorgan Chase Bank, N.A., individually and as a fronting bank and the administrative agent, Wells Fargo Bank, N.A. and Bank of America, N.A., each individually and as a fronting bank and a syndication agent, the other agents named therein, and the other lending institutions party thereto, the Partnership has not entered into any Prohibitive Agreement.  Notwithstanding anything to the contrary contained herein, distributions on the Series A-1 Preferred Units shall be cumulative and shall accumulate whether or not there are funds legally available for the payment of such distributions and whether or not such distributions are authorized.  Accumulated but unpaid distributions on the Series A-1 Preferred Units will accrue and accumulate as of the Distribution Payment Date on which they first become payable and shall be cumulative until paid.  No Distributions shall be declared or paid on any class of Common Units or any other class or series of preferred units, other than such series of preferred units which, by the terms of such series Certificate of Designation, have rights, preferences, powers, privileges and restrictions, qualifications and limitations that are senior to or pari passu with the Series A-1 Preferred Units until all Distributions, if any, due and legally payable on the Series A-1 Preferred Units have been paid to the holders of such units.  The Series A-1 Preferred Units rank pari passu in all respects (including rights, preferences, powers, privileges and restrictions, qualifications and limitations) with the 3.5% Series A Preferred Limited Partnership Units issued by the Partnership on February 3, 2017.

(b)           For purposes of this Certificate of Designation “Business Day” shall mean any day, excluding Saturday, Sunday and any other day on which commercial banks in New York or national securities exchanges are authorized or required by law to close.

3.             Liquidation.  The Series A-1 Preferred Units shall be preferred as to assets over any class of Common Units or other class of preferred units of the Partnership, other than any class of preferred units that are senior to or pari passu with the Series A-1 Preferred Units, such that in the event of any of:

(a)           the voluntary or involuntary liquidation, dissolution or winding up of the Partnership,

(b)           the consolidation, merger or other business combination of the Partnership with or into any other partnership, corporation, trust or other entity or of any other partnership, corporation, trust or other entity with or into the Partnership, whether or not the Partnership is the surviving entity, if such consolidation, merger or other business combination results in (i) the holders of Series A-1 Preferred Units and the holders of Common Units being paid cash for all of their partnership units and no longer holding any interest in the surviving or resulting entities or (ii) the holders of common stock of Mack-Cali Realty Corporation (“Common Stock”), the general partner of the Partnership (the “General Partner”), and the holders of Common Units (not including the Common Units held by the General Partner) taken in the aggregate, immediately prior to such merger, consolidation or business combination holding directly or indirectly securities that represent, immediately following such consolidation, merger or other business combination, less than 50% of the voting securities of the surviving or resulting successor to the Partnership; or

(c)           the sale, lease or conveyance of all or substantially all of the assets or business of the Partnership (in each case, a “Liquidation”), the holders of the Series A-1 Preferred Units shall be entitled to have set apart for them, or to be paid out of the assets of the Partnership, before any distribution is made to or set apart for the holders of the Common Units or other series of preferred units or any other capital interest heretofore or hereafter issued, an amount in cash equal to the Stated Value per unit plus any Accrued Distributions (as defined below) as of such date of payment. At least twenty (20) Business Days prior to the completion of any Liquidation, the Partnership shall provide each holder of Series A-1 Preferred Units with notice of such Liquidation (the “Liquidation Notice”) and the option to convert their Series A-1 Preferred Units as provided under Section 4 below. The Liquidation Notice shall contain or be accompanied by such disclosure as is material to the investment decision of the Series A-1 Preferred Unit holders as to whether or not to convert the Series A-1 Preferred Units into Common Units prior to the Liquidation; provided, however, that to the extent that such information is contained in filings with the Securities and Exchange Commission (the “SEC”) and such filings are available on a timely basis, the Liquidation Notice may merely refer the Series A-1 Preferred Unit holders to the General Partner’s SEC filings for material information about any such Liquidation. The amounts received by the holders of Series A-1 Preferred Units in a Liquidation shall be in consideration for the cancellation of such holder’s Series A-1 Preferred Units.  “Accrued Distributions” shall mean, as of any date of determination, an amount equal to the amount of Distributions, determined in accordance with Section 2 which would be paid on the Series A-1 Preferred Units for the period of time elapsed from the most recent actual Distribution Payment Date to the date of determination; provided, however, Accrued Distributions shall not include any amounts applicable to any time period from the last regular Distribution Payment Date to the date of determination unless the date of determination is a Distribution Payment Date.  If the assets or surplus funds to be distributed to the holders of the Series A-1 Preferred Units are insufficient to permit the payment to such holders of their full preferential amount, the assets and surplus funds legally available for distribution shall be distributed ratably among the holders of the Series A-1 Preferred Units in proportion to the full preferential amount each such holder is otherwise entitled to receive.

4.             Conversion of Series A-1 Preferred Units.

(a)           Right to Convert.  Commencing from and after the earlier of (i) the fifth anniversary of the Date of Issuance, (ii) the date of the death of a holder of such Series A-1 Preferred Unit that is both a natural person and the initial holder of such Series A-1 Preferred Unit and (iii) the date of the Liquidation Notice, each Series A-1 Preferred Unit shall be convertible (A) at any time in the case of the immediately preceding subclauses (i) and (ii) (and, for the avoidance of doubt, in the case of subclause (ii) only such Series A-1 Preferred Units held by the deceased holder shall be convertible) or (B) solely if a Conversion Notice (as defined below) is received by the Partnership from the applicable holder within twenty (20) Business Days after the date of the Liquidation Notice in the case of the immediately preceding subclause (iii), in each case, at the Conversion Rate set forth below, into a number of fully paid and nonassessable common units of the Partnership (“Common Units”), at the option of the holder (or such holder’s estate in the case of the death of such holder) as set forth below (“Conversion”).

(b)           Mechanics of Conversion.  Each holder of Series A-1 Preferred Units who desires to convert (and has the right to do so pursuant to Section 4(a) above) any or all of its Preferred Units into Common Units shall provide written notice to the Partnership in the form of the Notice of Conversion attached to this Certificate of Designation (a “Conversion Notice”) via telecopy, electronic portable document format (PDF) file or other means of electronic transmission, hand delivery or other mail or messenger service.  The Conversion Notice shall set forth the number of Series A-1 Preferred Units the holder has elected to convert and the number of Common Units the holder expects to receive in return.  The original Conversion Notice and the certificate or certificates representing the Series A-1 Preferred Units for which conversion is elected, shall be delivered to the Partnership by nationally recognized courier, duly endorsed.  The date upon which a Conversion Notice and the certificates are initially received by the Partnership shall be a “Notice Date.”

(c)           Issuance of Common Units. The Partnership shall use all reasonable efforts to issue and deliver within five (5) Business Days after the Notice Date, to such holder of Series A-1 Preferred Units at the address of the holder on the books of the Partnership, (i) a certificate or certificates for the number of Common Units to which the holder shall be entitled as set forth herein, and (ii) if the Series A-1 Preferred Units represented by this certificate have been converted only in part, a new certificate evidencing the Series A-1 Preferred Units not subject to the conversion; provided that the original certificates representing the Series A-1 Preferred Units to be converted are received by the Partnership within three (3) Business Days after the Notice Date and the person or persons entitled to receive the Common Units issuable upon such conversion shall be treated for all purposes as the record holder or holders of such Common Units on such date such original certificates are received. For purposes of Section 10.3(a) of the Partnership Agreement, Common Units issued upon conversion of Series A-1 Preferred Units shall be deemed to have been issued on the date such Series A-1 Preferred Units were issued.

(d)           Conversion Rate.  Each Series A-1 Preferred Unit shall be convertible into Common Units at a rate of 27.936 Common Units per Series A-1 Preferred Unit (the “Conversion Rate”).

(e)           Reservation of Common Units Issuable Upon Conversion.  The Partnership shall at all times reserve and keep available out of its authorized but unissued Common Units, solely for the purpose of effecting the conversion of the Series A-1 Preferred Units, such number of Common Units as shall from time to time be sufficient to effect the conversion of all then outstanding Series A-1 Preferred Units; and if at any time the number of authorized but unissued Common Units shall not be sufficient to effect the conversion of all then outstanding Series A-1 Preferred Units, the Partnership will take such action as may be reasonably necessary to increase its authorized but unissued Common Units to such number of Common Units as shall be sufficient for such purpose.

(f)            Adjustment to Conversion Rate.

(i)            If the General Partner shall issue rights or warrants as contemplated by Section 10.3(j)(iii) of the Partnership Agreement, the number of rights or warrants that a holder of Series A-1 Preferred Units shall be entitled to receive shall equal the number that he would have been entitled to receive had he converted his Series A-1 Units into Common Units (whether or not the Series A-1 Units were then convertible) and then immediately required the Partnership to redeem his Common Units (whether or not such Common Units were then redeemable), immediately prior to the record date for such issuance by the General Partner.

(ii)           If the shares of the Common Stock are changed into the same or a different number of shares of any class or classes as a result of a restructuring or other event such that Section 10.3(j)(v) of the Partnership Agreement would apply, the kind and number of shares and other securities or other property that shall be received as a result of such event by a holder of Series A-1 Preferred Units shall equal the number that would have been received upon such event by holders of the number of shares of Common Stock for which the Common Units (whether or not such Common Units were then redeemable) into which the Series A-1 Preferred Units were then convertible (whether or not the Series A-1 Units were then convertible) would have been redeemed immediately prior to such event.

(iii)          If, prior to the conversion of all Series A-1 Preferred Units, the number of outstanding Common Units or shares of Common Stock is increased or decreased by a unit or share split, reverse unit split or similar event, the number of shares of Series A-1 Preferred Stock shall be adjusted pursuant to the provisions of Section 6.4(c) of the Partnership Agreement.

(iv)          If the Partnership shall issue any rights or warrants in respect of any Common Units entitling them to subscribe for or purchase Common Units at a price per Common Unit less than the Current Per Share Market Price (as defined in the Partnership Agreement) as of the date immediately prior to the date of such issuance (other than solely in compliance with Section 10.3(j)(iii) of the Partnership Agreement in connection with an issuance of rights or warrants in respect of the Common Stock for which provision has already been made under such section 10.3(j)(iii) of the Partnership Agreement and section 4(f)(i) of this Certificate of Designations), the Partnership shall also issue to each holder of Series A-1 Preferred Units the number of rights or warrants that he would have been entitled to receive had he converted his

Series A-1 Units into Common Units (whether or not the Series A-1 Units were then convertible) immediately prior to the record date for such issuance.

(v)           Except in the event of a Liquidation under Section 3(b), if prior to the conversion of all Series A-1 Preferred Units, there shall be any merger, consolidation, exchange of units, recapitalization, reorganization, or other similar event, as a result of which Common Units of the Partnership shall be changed into the same or a different number of securities of the same or another class or classes of units or securities of the Partnership or another entity, (other than (A) a subdivision or combination of Common Units to which the provisions of section 4(f)(iii) of this Certificate of Designations shall apply and (B) solely in compliance with Section 10.3(j)(v) of the Partnership Agreement in connection with any such change in the Common Stock for which provision has already been made under such section 10.3(j)(v) of the Partnership Agreement and section 4(f)(ii) of this Certificate of Designations), then the holders of Series A-1 Preferred Units shall thereafter have the right to purchase and receive upon conversion of Series A-1 Preferred Units, upon the basis and upon the terms and conditions specified herein and in lieu of the Common Units immediately theretofore issuable upon conversion, such units and/or securities as may be issued or payable with respect to or in exchange for the number of Common Units immediately theretofore purchasable and receivable upon the conversion of Series A-1 Preferred Units held by such holders (whether or not the Series A-1 Units were then convertible) had such merger, consolidation, exchange of units, recapitalization or reorganization not taken place, and in any such case appropriate provisions shall be made with respect to the rights and interest of the holders of the Series A-1 Preferred Units to the end that the provisions hereof (including, without limitation, provisions for adjustment of the Conversion Rate) shall thereafter be applicable, as nearly as may be practicable in relation to any units or securities thereafter deliverable upon the exercise hereof.  The Partnership shall not effect any transaction described in this subsection unless the resulting successor or acquiring entity (if not the Partnership) assumes by written instrument the obligation to deliver to the holders of the Series A-1 Preferred Units such units and/or securities as, in accordance with the foregoing provisions, the holders of the Series A-1 Preferred Units may be entitled to receive upon conversion thereof.

(g)           No Fractional Units. No fractional units of Common Units shall be issued upon Conversion of the Series A-1 Preferred Units. If the Conversion Rate, or any adjustment under this subsection (g) would create a fractional unit of Common Units or a right to acquire a fractional unit of Common Units, the number of Common Units issued or issuable to the holder of the Series A-1 Preferred Units shall be rounded up to the next whole unit.

(h)           Status of Converted Units.  In the event any Series A-1 Preferred Units shall be converted as contemplated by this Certificate of Designation, the units so converted shall be canceled, and shall not be issuable by the Partnership as Series A-1 Preferred Units.

(i)            Adjustments for Other Distributions.  In the event the General Partner on behalf of the Partnership at any time or from time to time after the Date of Issuance shall make or issue, or fix a record date for the determination of holders of Common Units entitled to receive, a dividend or other distribution payable in securities of the Partnership or a subsidiary of the Partnership or in other property and the provisions of Section 2 do not otherwise require that the holders of the Series A-1 Preferred Units participate in such Distribution, then and in each such event the holders of Series A-1 Preferred Units shall receive, simultaneously with the distribution to the holders of Common Units, a Distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Series A-1 Preferred Units had been converted into Common Units on the date of such event.

(j)            Distributions on Converted Units.  All distributions to be made with respect to Common Units received pursuant to a Conversion of Series A-1 Preferred Units shall be determined as if the Common Units were received on the first Business Day following the date of the last regular distribution made with respect to the Common Units (i.e. the holders of the Common Units received upon conversion shall be entitled to the full quarterly distribution with respect to such Common Units).

5.             Redemption of Series A-1 Preferred Units.

(a)           Right to Redemption. Commencing from and after the earlier of (i) the fifth anniversary of the Date of Issuance and (ii) the date of the death of a holder of such Series A-1 Preferred Unit that is both a natural person and the initial holder of such Series A-1 Preferred Unit, a holder of Series A-1 Preferred Units shall have the right to elect to have, out of funds legally available therefor, any of its Series A-1 Preferred Units redeemed (and, for the avoidance of doubt, in the case of subclause (ii) only such Series A-1 Preferred Units held by the deceased holder shall be redeemable) by the Partnership (a “Series A-1 Preferred Redemption”) for an amount in cash equal to the Stated Value per unit plus any Accrued Distributions as of such date of payment (the “Series A-1 Preferred Redemption Price”). Any such Series A-1 Preferred Redemption shall occur not more than thirty (30) days (any such day being a “Series A-1 Preferred Redemption Date”) following receipt by the Partnership of a written election notice (the “Series A-1 Preferred Election Notice”) from any holder of Series A-1 Preferred Units, stating the aggregate number of Series A-1 Preferred Units owned and to be redeemed. In exchange for the surrender to the Partnership by the respective holders of Series A-1 Preferred Units of their certificate or certificates representing such Series A-1 Preferred Units in accordance with Section 5(b) below, the aggregate Series A-1 Preferred Redemption Price for all Series A-1 Preferred Units being redeemed shall be payable by certified check or wire transfer of immediately available funds to the respective holders of the Series A-1 Preferred Units on the applicable Series A-1 Preferred Redemption Date.  The Series A-1 Preferred Units shall not be redeemable by the Partnership.

(b)           Surrender of Certificates. On or before the Series A-1 Preferred Redemption Date, each holder of Series A-1 Preferred Units that are subject to a Series A-1 Preferred Election Notice shall surrender the certificate or certificates representing such Series A-1 Preferred Units to the Partnership in the manner and place designated in Section 10.3 of the Partnership Agreement. Each surrendered certificate shall be canceled and retired and the Partnership shall thereafter make payment of the applicable Series A-1 Preferred Redemption Price by certified check or wire transfer of immediately available funds to the holder of record of such certificate.

(c)           Rights Subsequent to Redemption. If on the applicable Series A-1 Preferred Redemption Date, the Series A-1 Preferred Redemption Price is paid (or tendered for payment) for any of the Series A-1 Preferred Units to be redeemed on such Series A-1 Preferred Redemption Date, then on such date all rights of the holder in the Series A-1 Preferred Units so redeemed and paid or tendered, including any rights to distributions on such Series A-1 Preferred Units, shall cease, and such Series A-1 Preferred Units shall no longer be deemed issued and outstanding.

6.             No Reissuance.  Any Series A-1 Preferred Units exchanged, purchased or otherwise acquired by the Partnership in any manner whatsoever shall be retired and cancelled promptly after the acquisition thereof.

7.             Voting Rights.  (a)  The holders of Series A-1 Preferred Units shall not be entitled to vote on any matters required or permitted to be submitted to the holders of Common Units for their approval and shall have no voting rights except as set forth in Section 7(b) below.

(b)           The Partnership shall not, without the affirmative consent of the holders of greater than two thirds (66.67%) of the then outstanding Series A-1 Preferred Units:

(i)            increase the total number of authorized Series A-1 Preferred Units;

(ii)           in any manner alter or change the designations or the powers, preferences or rights, or the qualifications, limitations or restrictions of the Series A-1 Preferred Units in a manner that materially adversely affects the rights of the holders of the Series A-1 Preferred Units;

(iii)          in any manner authorize, create or issue any additional preferred units or any class or series of capital interests, in either case ranking, either as to payment of distributions or distribution of assets, senior to, the Series A-1 Preferred Units, provided however, that the Partnership may, without the consent of any of the holders of the then outstanding Series A-1 Preferred Units, issue a class or series of preferred units that is senior to the Series A-1 Preferred Units in connection with any issuance of (x) preferred stock (or similar security, including without limitation depositary shares) for cash by the General Partner or (y) preferred units (or similar security, including without limitation depositary units) for cash by the Partnership, in either case, in a registered public offering or institutional private placement, including without limitation offerings pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) to qualified institutional buyers or Rule 506 of Regulation D under the Securities Act to institutional accredited investors; and provided, further, however, that if fifty percent (50%) or more of the Series A-1 Preferred Units is no longer held by either the original owners thereof or by transferees that are institutions of higher learning or are exempt from tax under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, the rights of the holders of the Series A-1 Preferred Units set forth in this Section 7(b)(iii) shall terminate and be of no further force or effect; or

(iv)          reclassify the Common Units or any other units of any class or series of capital interests hereafter created junior to the Series A-1 Preferred Units into capitalization of any class or series of capital interests  ranking, either as to payment of dividends or distribution of assets, senior to the Series A-1 Preferred Units.

(c)           If any matter shall require the consent of holders of then outstanding Series A-1 Preferred Units pursuant to Section 7(b), the Partnership shall notify the holders of Series A-1 Preferred Units in writing and request their consent to the same in writing.  Such notice shall be sent to each holder at the address set forth in the records of the Partnership.  The holders of Series A-1 Preferred Units shall either approve or disapprove of the action specified in the notice within twenty (20) Business Days after the Partnership delivers the notice to such holder of Series A-1 Preferred Units.

8.             Rank and Limitations of Preferred Units.  All Series A-1 Preferred Units shall rank equally with each other Series A-1 Preferred Unit and shall be identical in all respects.

9.             Equivalence to Common Stock.  So long as any Series A-1 Preferred Units are outstanding, the Partnership shall maintain the one-to-one equivalence of a share of Common Stock and a Common Unit.

10.          Redemption of Common Units.  The Common Units issued upon conversion of the Series A-1 Preferred Units are redeemable at the election of the holders thereof on the terms set forth in the Partnership Agreement.

11.          Retirement and Cancellation of Existing Preferred Units. The following series of preferred units of the Partnership have been retired and cancelled in accordance with their terms and are of no further force and effect: (i) the “Series A Preferred Units” set forth on that certain Certificate of Designation dated December 11, 1997, filed as Exhibit 10.100 to the Form 8-K filed by the Partnership on the same date; and (ii) the “Series B Preferred Units” set forth on that certain Certificate of Designation dated December 11, 1997, filed as Exhibit 10.101 to the Form 8-K filed by the Partnership on the same date (each, a “Retired Series of Units”).  All references in the Partnership Agreement to the Retired Series of Units shall be null and void and of no further force and effect.

12.          Subject to Partnership Agreement.  Except as expressly provided herein to the contrary, the holders of the Series A-1 Preferred Units, the Common Units issued upon conversion of the Series A-1 Units and the General Partner are entitled to all the benefits of, and subject to all the requirements of, the Partnership Agreement.  In the event of a conflict between the terms of the Partnership Agreement and this Certificate, the provisions of this Certificate shall govern.

13.          Transfers.  Without the prior written consent of the General Partner, the holders of the Series A-1 Preferred Units may not Transfer any of the Series A-1 Preferred Units.  Notwithstanding the foregoing or any provision in the Partnership Agreement to the contrary, but subject to compliance with all applicable securities laws, each holder of Series A-1 Preferred Units shall have the right to effect any Transfer (a) permitted by section 13.1 of the Partnership Agreement; (b) at the Closing or at any time of from time to time thereafter, by gift, some or all of the Series A-1 Preferred Units he, she or it holds to a (i) a spouse or one or more lineal descendants, (ii) a trust or other entity formed as an estate planning vehicle, (iii) an institution of higher learning, or (iv) any entity exempt from U.S. federal income tax under Section 501(c)(3) of the Internal Revenue Code (each transferee in a transaction described in any of clauses (a), (b), (c)(i), (c)(ii), (c)(iii) or (c)(iv) above being a “Permitted Transferee” and such Transfer a

“Permitted Transfer”).  The General Partner, as general partner of the Partnership, hereby grants its consent in advance to each Permitted Transfer, subject only to the requirements of section 13.2(a) and 13.2(c) of the Partnership Agreement and the receipt of ten (10) Business Days’ prior written notice thereof, and agrees to admit each Permitted Transferee as a limited partner of, and the General Partner agrees to make the necessary amendment to the Partnership Agreement contemplated by section 13.2(d) of the Partnership Agreement.  The Partnership shall reasonably cooperate in facilitating such Transfers.  Any such Permitted Transferee shall execute the Partnership Acknowledgment prior to being admitted as a partner in the Partnership, and shall be bound by all the terms and conditions applicable to the transferring holder of Series A-1 Preferred Units under the Partnership Agreement and this Certificate of Designation.  In addition, the General Partner, as general partner of the Partnership, and the Partnership hereby grant its consent to any holder of Series A-1 Preferred Units depositing such Units into a brokerage account, which account (but not the Series A-1 Preferred Units directly) may be pledged to an institutional lender as security for a loan.

14.          Headings. The headings of the various subdivisions hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

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February 28, 2017	MACK-CALI REALTY, L.P.
	By:	Mack-Cali Realty Corporation,
its General Partner

	By:	/s/ Gary T. Wagner
Name: Gary T. Wagner
Title: General Counsel & Secretary